UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Explanatory Note:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan is filing this amendment (Form 11-K/A) to its Form 11-K for the fiscal year ended December 31, 2011, originally filed on May 30, 2012, to incorporate wording changes to the Report of Independent Registered Public Accounting Firm. This amendment does not modify or update in any way the financial statements included in the original filing. For the convenience of the reader this Form 11-K/A sets forth the Form 11-K in its entirety.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Danbury, CT

We have audited the accompanying statements of net assets available for benefits of the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 30, 2012

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

as of December 31, 2011 and 2010

	$xxx,xxx,xxx	$xxx,xxx,xxx
	December 31,
	2011	2010
Assets:
Investments, at fair value (Notes 5 and 6)	$—	$32,244,644
Receivables:
Participants	—	20,222
Employer	—	34,230
Notes receivable from participants	—	1,570,147

	—	1,624,599

Total Assets	—	33,869,243
Liabilities:
Accrued expenses	—	10,893
Contribution Payable	—	13,265

Total Liabilities	—	24,158

Net Assets Available for Benefits at Fair Value	—	33,845,085
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	—	(56,362)

Net Assets Available for Benefits	$—	$33,788,723

The accompanying notes are an integral part of these financial statements.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2011

2011
Additions to (Deductions from) Net Assets
Contributions:
Participant	$505,999
Employer	297,778
Rollovers from other plans (Note 2)	12,305

Total contributions	816,082

Investment income:
Net depreciation in fair value of investments (Note 5)	(270,561)
Interest and dividends	653,811

Total net investment income	383,250

Interest on participant loans	22,864

Benefit payments to participants	(14,070,737)
Administrative expenses	(34,733)

(14,105,470)

Decrease in Net Assets Before Transfers	(12,883,274)
Transfers from other plans (Note 9)	32,713
Transfers to other plans (Notes 1 and 9)	(20,938,162)
Net Decrase in Net Assets Available for Benefits	(33,788,723)
Net Assets Available for Benefits
Beginning of year	33,788,723

End of year	$—

The accompanying notes are an integral part of these financial statements

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Plan Inception and Merger

Interwest Home Medical, Inc., the predecessor company to Praxair Healthcare Services, Inc. (the “Company”), established a 401(k) Retirement Savings Plan on October 1, 1985. On July 1, 2002, that plan was adopted by the Company and renamed the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Plan”).

On March 4, 2011, the Company sold substantially all of the assets of US homecare business to Apria Healthcare, Inc. In connection with such transaction, the employment of many Plan participants with the Company were termniated. Participants whose employment with the Company was terminated in connection with the sale had their Plan account fully vested and in accordance with the Plan terms, were permited to elect to receive distributions from their Plan account.

Effective as of December 31, 2011, the Plan was merged with and into the Praxair Distribution, Inc. 401(k) Retirement Plan (the “PDI Plan”), resulting in the transfer to the PDI Plan of net assets of $20,215,307, which is included in transfer out of $20,938,162.

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Board of Directors of the Company. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on a before-tax or after-tax basis or a combination of both. Highly compensated employees (as defined in the Code) are allowed to contribute up to 20% of their compensation, of which 9% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $16,500 in 2011 and 2010. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $5,500 in 2011 and 2010.

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Beginning in 2010, participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above. Distributions from the Roth 401(k) account are free from income tax, as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age 59  1/2.

Effective December 10, 2010, participants meeting certain minimum age and/or Plan participation requirements are able to convert part or all of their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.

Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution, as long as it has been at least five tax years since the participant first made Roth contributions (including the conversion) to the Plan and the participant is at least age 59  1/2.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% of eligible compensation, unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee will be provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 4% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

The Company makes matching contributions equal to 50% of the first 4% of compensation contributed by participants. The Company matching contributions are made in cash and invested in accordance with the participant’s investment directions.

In addition to the Company matching contributions described above, each pay period the Company makes a Company contribution on behalf of each eligible participant who has completed at least two years of service (as defined in the Plan) with the Company in an amount equal to 2% of the participant’s eligible compensation (as defined in the Plan) for such pay period.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and investment returns which are based upon each parcipant’s investment direction. Participant accounts are charged for withdrawals and administrative expenses.

Vesting

Participants are fully vested in their own contributions, Company contributions (other than Company matching contributions) and rollover contributions at all times. All participants become fully vested in

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Company matching contributions after completing three years of service. Unvested Company matching contributions are forfeited following separation from the Company. Under the Plan’s provisions, forfeitures are used to offset Plan expenses or reduce future Company contributions.

Participants who were involuntarily terminated during the 2011 or 2010 Plan years due to the elimination of their positions became fully vested in Company contributions made on their behalf, regardless of completed years of service.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

Mutual funds

Common trusts

Praxair Common Stock Fund

Participants may change the investment election of their contributions and existing balances at any time.

Dividend Payout on Company Stock Funds

A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may generally withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.

Notes Receivable from Participants (Participants Loans)

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2011, ranged from 2.25% to 7.25%% with various dates of maturity through 2039. A loan application fee of $35 is charged to the participant’s account for each new loan.

Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest.

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Forfeitures

Under the Plan’s provisions, when Company matching contributions of non-vested participants are forfeited, the amount shall be applied either to pay the Plan’s administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $54,215 and $98,256 in 2011 and 2010, respectively. In 2011, all remaining forfeitures were transferred to the PDI Plan. Participants whose employment with the Company was terminated in connection with the Company’s sale of its U.S. Homecare business had their Plan accounts fully vested.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. In 2010, the Fidelity Managed Income Portfolio II Class 3 Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 4 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to Form 5500. (As indicated in Note 1 above, the Plan was merged with and into the PDI Plan as of December 31, 2011.

2010
Net assets available for benefits per the financial statements	$33,788,723
Adjustment from contract to fair value for fully benefit- responsive contracts	56,362

Net assets available for benefits per the Form 5500	$33,845,085

The following is a reconciliation of the net investment income and benefits paid per the financial statements for the year ended December 31, 2011 to the Form 5500:

2011
Total investment income per the financial statements	$383,250
Adjustments from contract to fair value for fully benefit-responsive contracts as of December 31, 2010	(56,362)

Total investment income per the Form 5500	$326,888

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2010, are noted below. As indicated in Note 1 above, the Plan was merged with and into the PDI Plan as of December 31, 2011.

2010
Vanguard LifeStrategy Moderate Growth Fund	$5,786,763
Fidelity MIP II Class 3 Fund (contract value - $5,651,609)	5,707,972
Praxair Common Stock Fund	4,642,291
INVESCO VK Small Cap Value Y Fund*	2,926,714
Wellington TC Growth Portfolio	2,073,866
Fidelity International Discovery Fund	2,053,913
Columbia Acorn Fund – Class Z	1,775,858

*	On April 14, 2011, shareholders in the Plan’s INVESCO US Small Cap Value Y Fund approved a merger of the Fund into the INVESCO VK Small Cap Value Y Fund. The merger of the two Funds took place on May 20, 2011.

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 2% at December 31, 2011 and 2010. The average yield based on interest credited to participants was approximately 2% at December 31, 2011 and 2010.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Year Ended December 31,2011
Mutual funds	$(653,464)
Praxair Common Stock Fund	498,235
Common trusts	(115,332)

$(270,561)

Note 6 - Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following tables summarize investment assets measured at fair value at December 31, 2010. As indicated in Note 1 above, the Plan was merged with and into the PDI Plan as of December 31, 2011.

	Investment Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$4,585,066	$—	$—	$4,585,066
Mid-Cap	1,775,858	—	—	1,775,858
Small-Cap	2,926,714	—	—	2,926,714
Balanced	6,161,434	—	—	6,161,434
International	2,053,913	—	—	2,053,913
Emerging markets bond fund	549,506	—	—	549,506
Domestic bond fund	1,520,198	—	—	1,520,198
Praxair Common Stock Fund	4,642,291	—	—	4,642,291
Large-Cap	—	2,073,866	—	2,073,866
International	—	247,826	—	247,826
Domestic bond fund	—	5,707,972	—	5,707,972

Total	$24,214,980	$8,029,664	$—	$32,244,644

There are no Plan liabilities required to be recorded at fair value at December 31, 2011 and 2010.

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2011 and 2010.

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Mutual Funds – Large-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Emerging Markets Bond Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within emerging markets. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

Common Trusts – Large-Cap – This class consists of private funds that invest primarily in marketable equity securities with large market capitalization. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Common Trusts – International – This class consists of private funds that invest primarily in international marketable equity securities and other investments. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Common Trusts – Domestic Bond Fund – This class consists of a commingled stable value fund that primarily invests in domestic fixed income securities, money market funds and may invest in investment contracts issued by insurance companies and other financial institutions. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Common Stock Fund – The Praxair Common Stock Fund is an employer stock unitized fund. The fund consists of Praxair, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Praxair, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Praxair Common Stock Fund is classified as Level 1 within the valuation hierarchy.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated January 12, 2004, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law. The Plan was submitted for an updated Internal Revenue Service determination letter on January 31, 2011.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Form 5500 filed by the Plan for the 2009 Plan year was subjected to audit by the Internal Revenue Service and the return was accepted by the Internal Revenue Service with no adverse findings. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants were charged a rate of 0.1% of their

Praxair Healthcare Services, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

account balance on a monthly basis from January 1, 2010 through June 30, 2010. These fees, which are accumulated and paid out of the Fidelity MIP II Class 3 Fund, are intended to cover all administrative expenses incurred by the Plan. Effective July 1, 2010, the participant fee deduction was suspended and was not reinstated under the Plan.

Note 9 - Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they are employed at year-end. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $32,713 and $722,855, respectively.

As indicated in Note 1 above, the Plan was merged with and into the PDI Plan as December 31, 2011.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Date: June 5, 2012	By:	/s/ James S. Sawyer
James S. Sawyer,
Member of the Administration and Investment Committee for the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Healthcare Services, Inc. 401 (k) Retirement Savings Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97191) of our report dated May 30, 2012, relating to the financial statements of the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan appearing in this Form 11-K for the year ended December 31, 2011.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

June 5, 2012